Exhibit 99.1

Ayr Wellness Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2023 AND 2022

Unaudited Interim Condensed Consolidated Financial Statements (“Interim Financial Statements”)

Unaudited Interim Condensed Consolidated Balance Sheets (“Interim Balance Sheets”)	1

Unaudited Interim Condensed Consolidated Statements of Operations (“Interim Statements of Operations”)	2

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity (“Interim Statements of Shareholders’ Equity”)	3

Unaudited Interim Condensed Consolidated Statements of Cash Flows (“Interim Statements of Cash Flows”)	4

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	5-23

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in United States Dollars, in thousands)

	As of
	March 31, 2023	December 31, 2022
		Note 4
ASSETS
Current
Cash	$96,484	$76,827
Accounts receivable, net	9,525	7,738
Inventory	96,856	99,810
Prepaid expenses, deposits, and other current assets	14,791	8,702
Assets held-for-sale	-	260,625
Total Current Assets	217,656	453,702
Non-current
Property, plant, and equipment, net	304,498	302,680
Intangible assets, net	730,373	744,709
Right-of-use assets - operating, net	120,067	121,340
Right-of-use assets - finance, net	41,812	43,222
Goodwill	94,108	94,108
Deposits and other assets	8,655	8,009
TOTAL ASSETS	$1,517,169	$1,767,770

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	$20,331	$26,671
Accrued liabilities	31,519	25,470
Lease liabilities - operating - current portion	8,062	7,906
Lease liabilities - finance - current portion	9,764	9,529
Contingent consideration - current portion	38,654	63,429
Purchase consideration payable	249	2,849
Income tax payable	56,891	46,006
Debts payable - current portion	40,030	40,523
Liabilities held-for-sale	-	43,841
Accrued interest payable - current portion	7,819	2,581
Total Current Liabilities	213,319	268,805
Non-current
Deferred tax liabilities, net	72,413	72,413
Lease liabilities - operating - non-current portion	117,298	118,086
Lease liabilities - finance - non-current portion	21,724	24,016
Construction finance liabilities	36,422	36,181
Contingent consideration - non-current portion	23,839	26,661
Debts payable - non-current portion	140,362	136,315
Senior secured notes, net of debt issuance costs	244,500	244,682
Accrued interest payable - non-current portion	5,088	4,763
Other long term liabilities	273	524
TOTAL LIABILITIES	875,238	932,446

Commitments and contingencies

Shareholders' equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - 3,696,486 shares	-	-
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 61,314,491 and 60,909,492 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 5,680,444 and 6,044,339 shares, respectively	-	-
Additional paid-in capital	1,353,948	1,349,713
Treasury stock - 645,300 shares	(8,987)	(8,987)
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(705,271)	(510,668)
Equity of Ayr Wellness Inc.	642,956	833,324
Noncontrolling interest	(1,025)	2,000
TOTAL SHAREHOLDERS' EQUITY	641,931	835,324
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,517,169	$1,767,770

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, in thousands)

	Three Months Ended
	March 31, 2023	March 31, 2022
		Note 4
Revenues, net of discounts	$117,665	$99,502

Cost of goods sold excluding fair value items	69,383	56,657
Incremental costs to acquire cannabis inventory in business combinations	-	2,518
Cost of goods sold	69,383	59,175

Gross profit	48,282	40,327

Operating expenses
Selling, general, and administrative	52,050	49,030
Depreciation and amortization	15,614	10,882
Acquisition expense	2,241	1,446
Loss on sale of assets	58	-
Total operating expenses	69,963	61,358

Loss from operations	(21,681)	(21,031)

Other income (expense), net
Fair value gain on financial liabilities	27,597	30,079
Interest expense, net	(7,565)	(6,307)
Interest income	165	29
Other, net	279	-
Total other income, net	20,476	23,801

Income (loss) from continuing operations before income taxes and noncontrolling interests	(1,205)	2,770

Income taxes
Current tax provision	(11,178)	(9,568)
Deferred tax provision	-	(394)
Total income taxes	(11,178)	(9,962)

Net loss from continuing operations	(12,383)	(7,192)

Discontinued operations
Loss from discontinued operations, net of taxes (including loss on disposal of $180,753)	(185,245)	(2,001)
Loss from discontinued operations	(185,245)	(2,001)

Net loss	(197,628)	(9,193)
Net loss attributable to noncontrolling interest	(3,025)	(1,617)
Net loss attributable to Ayr Wellness Inc.	$(194,603)	$(7,576)

Basic and diluted net loss per share
Continuing operations	$(0.13)	$(0.08)
Discontinued operations	(2.65)	(0.03)
Total basic and diluted net loss per share	$(2.78)	$(0.11)

Weighted average number of shares outstanding (basic and diluted)	70,008	67,585

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars, in thousands)

	Multiple Voting Shares	Subordinate, Restricted, and Limited Voting Shares Number	Exchangeable Shares	Additional paid-in capital	Treasury stock		Accumulated other comprehensive income	Accumulated Deficit	Noncontrolling interest	Total
	#	#	#	$	#	$	$	$	$	$
Balance, December 31, 2021	3,696	56,337	7,368	1,289,827	(568)	(7,828)	3,266	(265,202)	-	1,020,063
Stock-based compensation	-	544	-	9,654	-	-	-	-	-	9,654
Tax withholding on stock-based compensation awards	-	(252)	-	(3,891)	-	-	-	-	-	(3,891)
Share issuance - related party - consulting services	-	50	-	707	-	-	-	-	-	707
Share issuance - business combinations	-	-	329	4,482	-	-	-	-	-	4,482
Share issuance - earn-out consideration	-	1,029	-	11,748	-	-	-	-	-	11,748
Consolidation of variable interest entity	-	-	-	-	-	-	-	-	12,019	12,019
Exercise of options, net of options sold to cover income taxes	-	33	-	300	-	-	-	-	-	300
Repurchase of Equity Shares	-	(5)	-	(78)	(77)	(1,159)	-	-	-	(1,237)
Net loss	-	-	-	-	-	-	-	(7,576)	(1,617)	(9,193)
Balance, March 31, 2022	3,696	57,736	7,697	1,312,749	(645)	(8,987)	3,266	(272,778)	10,402	1,044,652

	Multiple Voting Shares	Subordinate, Restricted, and Limited Voting Shares	Exchangeable Shares	Additional paid-in capital	Treasury stock		Accumulated other comprehensive income	Accumulated Deficit	Noncontrolling interest	Total
	#	#	#	$	#	$	$	$	$	$
Balance, December 31, 2022	3,696	60,909	6,044	1,349,713	(645)	(8,987)	3,266	(510,668)	2,000	835,324
Stock-based compensation	-	56	-	4,264	-	-	-	-	-	4,264
Tax withholding on stock-based compensation awards	-	(15)	-	(29)	-	-	-	-	-	(29)
Conversion of Exchangeable Shares		364	(364)	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	(194,603)	(3,025)	(197,628)
Balance, March 31, 2023	3,696	61,314	5,680	1,353,948	(645)	(8,987)	3,266	(705,271)	(1,025)	641,931

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars, in thousands)

	Three Months Ended
	March 31, 2023	March 31, 2022
Operating activities
Consolidated net loss	$(197,628)	$(9,193)
Less: Loss from discontinued operations (Note 4)	(4,492)	(2,001)
Net loss from continuing operations before noncontrolling interest	(193,136)	(7,192)
Adjustments for:
Fair value gain on financial liabilities	(27,597)	(30,079)
Stock-based compensation	5,584	9,654
Stock-based compensation - related parties	-	707
Depreciation and amortization	10,701	3,151
Amortization on intangible assets	14,336	13,982
Incremental costs to acquire cannabis inventory in a business combination	-	2,518
Deferred tax provision	-	394
Amortization on financing costs	573	573
Amortization on financing premium	(754)	(754)
Loss on disposal of property, plant, and equipment	58	-
Loss on the sale of Arizona business	180,753	-
Changes in operating assets and liabilities, net of business combinations:
Accounts receivable	(2,087)	615
Inventory	3,257	835
Prepaid expenses, deposits, and other current assets	1,204	1,313
Trade payables	(6,171)	1,263
Accrued liabilities	5,640	(6,824)
Accrued interest payable	5,053	2,408
Lease liabilities - operating	640	612
Income tax payable	10,581	(11,980)
Cash provided by (used in) continuing operations	8,635	(18,804)
Cash provided by (used in) discontinued operations	1,621	(2,397)
Cash provided by (used in) operating activities	10,256	(21,200)

Investing activities
Purchase of property, plant, and equipment	(7,187)	(27,950)
Capitalized interest	(3,589)	(3,684)
Cash paid for business combinations and asset acquisitions, net of cash acquired	-	(9,101)
Cash paid for business combinations and asset acquisitions, working capital	(2,600)	(812)
Deposits for business combinations, net of cash on hand	-	(2,825)
Advances to a related corporation	-	(2,678)
Cash used in investing activities from continuing operations	(13,376)	(47,050)
Proceeds from sale of Arizona - discontinued operation	18,084	-
Cash provided by (used in) investing activities of discontinued operations	(44)	1,137
Cash provided by (used in) investing activities	4,664	(45,913)

Financing activities
Proceeds from exercise of options	-	300
Proceeds from notes payable, net of financing costs	10,000	25,913
Payment for settlement of contingent consideration	-	(10,000)
Deposits paid for financing lease and note payable	-	(8,353)
Tax withholding on stock-based compensation awards	(29)	(3,891)
Repayments of debts payable	(6,546)	(2,081)
Repayments of lease liabilities - finance (principal portion)	(2,378)	(1,909)
Repurchase of Equity Shares	-	(8,430)
Cash provided by (used in) financing activities by continuing operations	1,047	(8,451)
Cash used in financing activities from discontinued operations	(123)	(117)
Cash provided by (used in) financing activities	924	(8,568)

Net increase (decrease) in cash	15,844	(75,681)
Cash, beginning of the period	76,827	154,342
Cash included in assets held-for-sale	3,813	-
Cash, end of the period	$96,484	$78,660

Supplemental disclosure of cash flow information:
Interest paid during the period, net	$5,311	$8,050
Income taxes paid during the period	908	23,469
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	1,358	12,193
Recognition of right-of-use assets for finance leases	468	8,057
Issuance of Equity Shares related to business combinations and asset acquisitions	-	4,482
Issuance of Equity Shares related to settlement of contingent consideration	-	11,748
Issuance of promissory note related to settlement of contingent consideration	-	14,934
Cancellation of Equity Shares	-	78
Capital expenditure disbursements for cultivation facility	241	-
Extinguishment of note payable related to sale of Arizona business	22,505	-
Extinguishment of accrued interest payable related to sale of Arizona business	1,165	-
Reduction of lease liabilities related to sale of Arizona business	16,734	-
Reduction of right-of-use assets related to sale of Arizona business	16,739	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

1.	NATURE OF OPERATIONS

Ayr Wellness Inc. (“Ayr” or the “Company”) is a vertically integrated cannabis multi-state operator in the United States of America (“U.S.”); through its operating companies in various states throughout the U.S., Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods. The Company prepares its segment reporting on the same basis that its chief operating decision maker manages the business and makes operating decisions. The Company has one operating segment, cannabis sales. The Company’s segment analysis is reviewed regularly and will be re-evaluated when circumstances change.

The Company is a reporting issuer in the U.S. and Canada. The Company’s subordinate, restricted, and limited voting shares (“Equity Shares”) are trading on the Canadian Stock Exchange (the “CSE”), under the symbol “AYR.A”. The Company’s Equity Shares are also trading on the Over-the-Counter Market (“OTC”) in the U.S. under the symbol “AYRWF”. Ayr’s headquarter office is 2601 South Bayshore Drive, Suite 900, Miami, FL 33133.

2.	BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the rules and regulations of Canadian securities regulators and the U.S. Securities and Exchange Commission (“SEC”). Accordingly, these interim statements are condensed and do not include all disclosures required for annual financial statements.

The financial data presented herein should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2022, included in the Company’s Annual Report on the Form 40-F filed with the SEC on March 10, 2023. In the opinion of management, the financial data presented includes all adjustments, consisting primarily of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Certain previously reported amounts have been reclassified between line items to conform to the current period presentation, however, there was no impact on previously reported net loss. These unaudited interim financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates. The results of operations of unaudited interim periods are not necessarily indicative of the results to be expected for the entire year, or any other period. Due to the sale of the Arizona business, the Company has reflected the assets and liabilities of Arizona as held for sale on the balance sheet as of December 31, 2022 and the operations as discontinued operations on the statement of operations for the period January 1, 2022 through March 31, 2022, see Note 4.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of consolidation

The interim financial statements for the three months ended March 31, 2023 and 2022 include the accounts of the Company, its wholly-owned subsidiaries, and entities over which the Company has a controlling interest. Entities over which the Company has control are presented on a consolidated basis from the date control commences until the date control ceases. Equity investments where the Company does not exert a controlling interest are not consolidated. All intercompany balances and transactions involving controlled entities are eliminated on consolidation. The accompanying consolidated financial statements reflect the activity related to Arizona as discontinued operations, see Note 4.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.2 Earnings per share

The basic loss per share is computed by dividing the net loss by the weighted average number of shares outstanding, including Equity Shares, multiple voting shares of the Company and Exchangeable Shares, as defined below, during the period. The diluted loss per share reflects the potential dilution of shares by adjusting the weighted average number of shares outstanding to assume conversion of potentially dilutive shares, such as Warrants, restricted stock units (“RSUs”), and vested options of the Company (“Vested Options”). The treasury stock method is used for the assumed proceeds upon the exercise of the Exchangeable Shares, Warrants, and Vested Options that are used to purchase Equity Shares at the average market price during the period. If the Company incurs a net loss during a reporting period, the calculation of fully diluted loss per share will not include potentially dilutive equity instruments such as Warrants, RSUs, and Vested Options, because their effect would be anti-dilutive, therefore, basic loss per share and diluted loss per share will be the same. For the three months ended March 31, 2023, and 2022, the potentially dilutive financial instruments excluded from the calculation of earnings per share included nil and 1,010 warrants, and 3,480 and 2,851 RSUs, totaling 3,480 and 3,861 shares of potentially dilutive securities, respectively.

3.3 Significant accounting judgments and estimates

Significant estimates made by management include, but are not limited to: economic lives of leased assets; expected credit losses of accounts receivable; provisions for inventory obsolescence; impairment assessment of goodwill and long-lived assets; depreciable lives of property, plant and equipment; useful lives of intangible assets; accruals for contingencies, including tax contingencies; valuation allowances for deferred income tax assets; contingent consideration obligations resulting from business combinations; estimates of fair value of derivative instruments; and estimates of the fair value of stock-based payment awards.

3.4 Discontinued Operations

Strategic changes in the Company’s operations can be considered a discontinued operation if both the operations and cash flows of the discontinued business have been (or will be) eliminated from the ongoing operations of the Company and the Company will not have any significant continuing involvement in the operations of the discontinued business after the disposal transaction. Under ASC Subtopic 205-20, “Presentation of Financial Statements – Discontinued Operations” (“ASC Subtopic 205-20”), a component of an entity that is classified as discontinued operations is presented separately from continuing operations in the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows for all periods presented. All assets and liabilities related to such discontinued operations are classified as held for sale and presented separately in the Consolidated Balance Sheets for all periods prior to the disposal by sale. Accordingly, the presentation of prior period balances may not agree to prior issued financial statements. See Note 4 for additional information regarding the results of operations and major classes of assets and liabilities of discontinued operations.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.5 Change in accounting standards

The Company is treated as an “emerging growth company” as defined under the Jumpstart Our Business Start-ups Act of 2012, as amended (the “JOBS Act”). Under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until the standards apply to private companies.

Recently Issued and Adopted Accounting Standards

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-13 Topic 326 – Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments, which was subsequently revised by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02, ASU 2020-03, and ASU 2022-02 (“ASU 2016-13”), which introduces a new model for assessing impairment on most financial assets. Entities will be required to use a forward-looking expected loss model, which will replace the current incurred loss model, which will result in earlier recognition of allowance for losses. ASU 2016-13 is effective for the Company’s fiscal year beginning after December 15, 2022, and interim periods therein. For accounts receivable only, the Company applies the simplified approach as permitted by ASU 2016-13. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable. Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost. The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. The adoption of ASU 2016-13 did not have a material impact on the Company’s financial statements and there was no cumulative effect at the adoption of the standard.

In June 2022, the FASB issued ASU No. 2022-03 Topic 820 – Fair Value Measurement – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”), (1) to clarify the guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security, (2) to amend a related illustrative example, and (3) to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. ASU 2022-03 is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2022-03 will have on the Company's financial statements.

In September 2022, the FASB issued ASU No. 2022-04 Topic 405 – Liabilities – Supplier Finance Programs (“ASU 2022-04”), which is intended to enhance transparency with supplier finance programs. ASU 2022-04 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Adoption is applied on a retrospective approach. The adoption of this ASU did not have a material impact on the Company’s financial statements.

On March 27, 2023, the FASB issued ASU No. 2023-01 Topic 842 – Leases – Common Control Arrangements (“ASU 2023-01”), in response to private company stakeholder concerns about applying Topic 842 to related party arrangements between entities under common control. ASU 2023-01 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2023-01 will have on the Company's financial statements.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4. DISCONTINUED OPERATIONS

On March 27, 2023, the Company closed under a definitive agreement the sale of Blue Camo, LLC (“Blue Camo”) which comprises the Company’s Arizona business which includes two licensed entities operating three Oasis-branded dispensaries in the greater Phoenix area, a cultivation and processing facility in Chandler, a cultivation facility in Phoenix, and the Company’s majority interest in Willcox OC, LLC, a joint venture developing an outdoor cultivation facility. Total consideration consists of $20,000 in cash before working capital adjustments and the assumption of lease obligations eliminating approximately $16,734 in long-term lease liabilities. In a separate agreement, all debt outstanding and potential earn-out contingent consideration, related to the 2021 acquisition of Blue Camo, has been eliminated, reducing the Company’s long-term debt by $22,505 and potential earn-out contingent consideration to $nil.

The Company accounted for this sale as a disposal under ASC Subtopic 360-10, “Impairment or Disposal of Long-Lived Assets”. The Company has reclassified the operations of Arizona as discontinued operations for all periods presented prior to the sale as the disposal represents a strategic shift that will have a major effect on the Company’s operations and financial results. The Company determined the business to be held for sale as the criteria established under ASC 205-20-45-1E had been satisfied due to the sale occurring during the three months ended March 31, 2023. During the year ended December 31, 2022, the Company determined under ASC 855-10-55, the transaction did not meet the criteria as held for sale, as such, no reclassification was made on the balance sheet and statement of operations in the Company’s Annual Report on the Form 40-F. In accordance with ASC 205-20-50-1(a) the Company has reflected the reclassification of assets and liabilities of these entities as held for sale on the balance sheet as of December 31, 2022 and the operations as discontinued operations on the statement of operations for the period January 1, 2022 through March 31, 2022, and excluded from the accompanying notes.

As of December 31, 2022, the major classes of assets and liabilities held for sale included the following:

December 31, 2022
Current assets held-for-sale
Inventory and other current assets	$20,910
Property, plant, and equipment, net	24,239
Intangible assets, net	194,018
Right-of-use assets	17,568
Deferred tax asset, net	3,890
Total assets held-for-sale	$260,625

Current liabilities held-for-sale
Trade payables and other current liabilities	$2,629
Lease liabilities	18,097
Debt payable	22,505
Accrued interest payable	610
Total liabilities held-for-sale	$43,841

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4. DISCONTINUED OPERATIONS (Continued)

The following table details the components comprising net loss from our discontinued operations:

	Three Months Ended
	March 31, 2023	March 31, 2022
Revenues from discontinued operations, net of discounts	$10,260	$11,723
Cost of goods sold	9,074	6,531
Gross profit	1,186	5,192

Operating expenses from discontinued operations:
Selling, general, and administrative	2,115	2,526
Depreciation and amortization	2,675	2,761
Total operating expenses from discontinued operations	4,790	5,287

Loss from operations	(3,604)	(95)

Other expense
Interest Expense	(581)	(561)

Income taxes	(307)	(1,345)

Loss from discontinued operations
Loss from discontinued operations, net of taxes	(4,492)	(2,001)
Loss on disposal of discontinued operations	(180,753)	-
Loss from discontinued operations	$(185,245)	$(2,001)

The loss on disposal of discontinued operations of approximately $180,753 was derived from the gross proceeds of $51,606, made up of $20,000 of cash consideration and a $7,936 working capital adjustment and the elimination of $23,670 of debt outstanding from the sale of Arizona, less the carrying value of Arizona of approximately $232,359. Final loss on the disposal is preliminary and subject to change based on the settlement of the final working capital adjustment which can extend past six months of the closing date.

5. VARIABLE INTEREST ENTITIES (“VIE”)

As of March 31, 2023, the Company has the ability to direct the activities of two entities, Tahoe Hydroponics Company, LLC and NV Green, Inc., collectively (“TH/NVG”), through a management services and equity purchase agreement, consummated in February 2022, thereby classifying the entities as VIEs, until certain conditions are met, at which time the Company will evaluate business combination accounting. The assets of TH/NVG can only be used to settle its liabilities and under the applicable agreements TH/NVG retains ultimate legal responsibilities for its operations.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

5. VARIABLE INTEREST ENTITIES (“VIE”) (Continued)

On March 30, 2021, the Company completed its acquisition of Greenlight Management, LLC (“Greenlight Management”) and Greenlight Holdings, LLC (“Greenlight Holdings”) through a membership purchase agreement. Greenlight Management has a management agreement with Parma Wellness Center, LLC (“Parma”). The Company determined that it possesses the power to direct activities of Parma through the management agreement, thereby classifying the entity as a VIE.

The following tables present the summarized financial information about the Company’s consolidated VIEs which are included in the unaudited balance sheet as of March 31, 2023 and December 31, 2022 and statement of operations for the three months ended March 31, 2023 and 2022. All of these entities were determined to be VIEs as the Company possesses the power to direct activities and obligation to absorb losses through management services agreements (“MSAs”).

	As of
	March 31, 2023		December 31, 2022
	TH/NVG	Parma	TH/NVG	Parma
Current assets	$4,003	$10,324	$5,248	$10,751
Non-current assets	10,697	14,248	6,582	14,634
Total assets	14,700	24,572	11,830	25,385

Current liabilities	1,245	16,900	1,033	14,092
Non-current liabilities	835	1,781	898	1,952
Total liabilities	2,080	18,681	1,931	16,044

Noncontrolling interest	7,285	(8,310)	7,528	(5,528)
Equity attributable to Ayr Wellness Inc.	5,335	14,201	2,371	14,869
Total liabilities and equity	$14,700	$24,572	$11,830	$25,385

	Three Months Ended
	March 31, 2023		March 31, 2022
	TH/NVG	Parma	TH/NVG	Parma
Revenues, net of discounts	$538	$-	$538	$-
Net loss attributable to noncontrolling interest	(243)	(2,782)	(1,617)
Net loss attributable to Ayr Wellness Inc.	-	-	-	-
Net loss	$(243)	$(2,782)	$(1,617)	-

	TH/NVG	Parma
Noncontrolling interest at January 1, 2022	$-	$-
Total purchase consideration	16,868	-
Working capital adjustment presented as consideration payable	(4,849)	-
Net loss during the period	(4,491)	(5,528)
Noncontrolling interest at December 31, 2022	$7,528	$(5,528)
Net loss during the period	(243)	(2,782)
Noncontrolling interest at March 31, 2023	$7,285	$(8,310)

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

6. INVENTORY

The Company’s inventory includes the following:

	March 31, 2023	December 31, 2022
Materials, supplies, and packaging	$10,569	$9,770
Work in process	61,138	65,807
Finished goods	25,149	24,233
Total inventory	$96,856	$99,810

The amount of inventory included in cost of goods sold during the three months ended March 31, 2023, and 2022, was $59,208 and $49,943 respectively. The Company reviews inventory on hand for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on the review, the Company records inventory write-downs, when necessary, when costs exceed expected net realizable value.

For the three months ended March 31, 2023, and 2022, $nil and $2,518 respectively, of expenses relating to the incremental costs to acquire cannabis inventory in business combinations are recognized in cost of goods sold on the statements of operations. This relates to the one-time adjustment of cannabis inventory from acquiree historical cost to fair value as part of the purchase price allocation.

7. PROPERTY, PLANT, AND EQUIPMENT

As of March 31, 2023, and December 31, 2022, property, plant, and equipment, net consisted of the following:

	March 31, 2023	December 31, 2022
Furniture and equipment	$50,888	$53,070
Auto and trucks	1,664	1,626
Buildings	92,492	91,233
Leasehold improvements	162,372	154,774
Land	13,878	13,879
Construction in progress	9,125	9,581
Total	330,419	324,163
Less: Accumulated depreciation and amortization	25,921	21,483
Total property, plant and equipment, net	$304,498	$302,680

Capitalized interest for the three months ended March 31, 2023, and 2022, totaled $3,589 and $3,684, respectively. Depreciation and amortization expense for the three months ended March 31, 2023, and 2022, totaled $8,970 and $2,538, respectively, of which $3,859 and $1,733 respectively, is included in cost of goods sold.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

8. INTANGIBLE ASSETS

During the year ended December 31, 2022 an entity co-owned by the Company was awarded a provisional Disproportionately Impacted Area cultivator license in Connecticut. The Company recorded an intangible asset of $3,000 in connection with the cash payment for the cost of the provisional license.

Amortization expense is recorded within cost of goods sold and total operating expenses. The amount in cost of goods sold for the three months March 31, 2023, and 2022, was $3,881 and $3,948, respectively.

The following table represents intangible assets, net accumulated amortization:

	Useful life (# of years)	March 31, 2023	December 31, 2022
Licenses/permits	15	$680,437	$693,714
Right-to-use licenses	15	17,497	17,717
Host community agreements	15	28,859	29,494
Trade name / brand	5	3,580	3,784
Total		$730,373	$744,709

Amortization Expense
2023	$43,435
2024	57,483
2025	57,293
2026	57,293
2027	57,293
2028 and beyond	454,576
Total	$727,373

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

9. RIGHT-OF-USE ASSETS & LEASE LIABILITIES

Information related to operating and finance leases is as follows:

	March 31, 2023		March 31, 2022
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Incremental borrowing rate (weighted average)	11.76%	9.73%	12.06%	9.70%
Weighted average remaining lease term	12.89 yrs	4.87 yrs	13.42 yrs	2.67 yrs

The maturities of the contractual lease liabilities as of March 31, 2023, are as follows:

	Operating Leases	Finance Leases	Total
2023	$19,792	$9,155	$28,947
2024	26,125	10,928	37,053
2025	25,633	5,440	31,073
2026	24,910	3,467	28,377
2027	23,562	2,383	25,945
2028 and beyond	213,028	8,370	221,398
Total undiscounted lease liabilities	333,050	39,743	372,793
Impact of discounting	(207,690)	(8,255)	(215,945)
Total present value of minimum lease payments	$125,360	$31,488	$156,848

Payments related to capitalized leases during the three months ended March 31, 2023 and 2022, are as follows:

	Three Months Ended
	March 31, 2023	March 31, 2022
Lease liabilities - operating
Lease liabilities - operating expense, COGS	$2,207	$1,178
Lease liabilities - operating expense, G&A	3,900	2,893
Lease liabilities - finance
Amortization of right-of-use assets, COGS	1,683	570
Amortization of right-of-use assets, G&A	48	43
Interest on lease liabilities - finance, COGS	752	322
Interest on lease liabilities - finance, G&A	12	14
Total lease expense	$8,602	$5,020

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

10. RELATED PARTY TRANSACTIONS AND BALANCES

Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the financial statements, related party transactions and balances are as follows:

Mercer Park, L.P., a company owned by an executive of Ayr, entered into a management agreement with the Company dated May 24, 2019. The management fee is paid monthly and varies based on actual costs incurred by the related entity when providing the Company administrative support, management services, office space, and utilities. In addition, the management fees paid to the related party also reimbursed them for other corporate or centralized expenses based on actual cost, including but not limited to legal and professional fees, software, and insurance. The agreement is a month-to-month arrangement.

As of March 31, 2023, and December 31, 2022, $86 and $698 was included in prepaid expenses, a majority of which is for a letter of credit for an operating lease during 2022. Lease fees included in the operating lease expense during the three months ended March 31, 2023 and 2022, were $213 and $215. During the three months ended March 31, 2023 and 2022, included in general and administrative expenses are management fees of $nil and $1,787.

During the three months ended March 31, 2023 and 2022, the Company incurred fees from a company partially owned by a board member of Ayr. The total incurred fees were $14 and $14 of office expenses, $24 and $175 of development fees, $231 and $227 of rental fees, and $28 and $48 of interest expense, respectively, for the three months ended March 31, 2023, and 2022.

Refer below to the debts payable and senior secured notes and share capital notes for additional information regarding the debts payable to related parties and non-cash stock-based compensation plan, respectively, for the three months ended March 31, 2023 and 2022.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

11. DEBTS PAYABLE AND SENIOR SECURED NOTES

Senior Secured Notes

On November 12, 2021, the Company completed a private placement offering of approximately $133,250 aggregate principal amount of secured promissory notes at a premium price, resulting in approximately $147,000 of proceeds due December 2024, with a resulting yield-to-maturity of 9.8%. The notes were considered additional notes under the indenture governing the Company’s existing notes which were entered into on December 10, 2020 (“December 2020 Notes”).

As of March 31, 2023 and December 31, 2022, the Company’s senior secured notes consisted of the following:

Senior secured notes
As of January 1, 2022	$245,408
Debt issuance costs amortized	2,292
Senior secured notes premium amortized	(3,018)
As of December 31, 2022	$244,682
Debt issuance costs amortized	572
Senior secured notes premium amortized	(754)
Total senior secured notes classified as non-current payable as of March 31, 2023	$244,500
Total accrued interest payable related to senior secured notes as of March 31, 2023	$7,602

Debt Payable

As of March 31, 2023, and December 31, 2022, debt payable other than senior secured notes consisted of the following:

Debts payable
As of January 1, 2022	$133,858
Discounted as of December 31, 2021	951
Incurred through earn-out provision	14,934
Debt Issued	68,000
Construction financing	36,303
Less: repayment	(17,924)
Less: discounted to fair value	(598)
As of December 31, 2022	235,524
Discounted as of December 31, 2022	598
Debt issued	10,000
Construction financing	241
Less: extinguishment related to sale of Arizona business	(22,505)
Less: repayment	(6,546)
Total debts payable, undiscounted as of March 31, 2023	217,312
Less: discounted to fair value	(498)
Total debts payable as of March 31, 2023	$216,814
Total accrued interest payable related to debts payable as of March 31, 2023	$5,305

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

11. DEBTS PAYABLE AND SENIOR SECURED NOTES (Continued)

The details of debts payable were as follows:

	March 31, 2023
	Related party debt	Non-related party debt	Total debt
Total debts payable, undiscounted	$1,793	$215,519	$217,312
Less: current portion	1,545	38,485	40,030
Total non-current debt, undiscounted	248	177,034	177,282
Less: discount to fair value	-	(498)	(498)
Total non-current debt	$248	$176,536	$176,784

The following table presents the future debt obligations other than senior secured notes as of March 31, 2023:

Future debt obligations (per year)
2023	$34,055
2024	94,566
2025	10,940
2026	2,051
2027	7,498
2028 and beyond	68,202
Total debt obligations	$217,312

As part of the business combinations and asset acquisitions, the Company issued and assumed notes with related and non-related parties. The related party notes are considered part of the purchase price to the former shareholders of the acquired businesses. As a result of the combinations and acquisitions, several of these individual shareholders are now considered related parties of the Company across various roles including directors, officers, and shareholders.

On March 17, 2022, the Company entered into a loan agreement with a community bank for total proceeds of $26,200, net of financing costs of $287, with a 4.625% annual interest rate payable monthly. The loan is secured with a first mortgage lien on certain real property in Massachusetts and matures five years from the date of the agreement, with an option to extend for an additional five years. On March 24, 2023, the Company amended the loan agreement and received additional total proceeds of $10,000, net of financing costs of $100, with an 8% annual interest rate payable monthly for the incremental proceeds.

In connection with the sale of Arizona, on March 27, 2023, the outstanding principal balance of $22,505 and accrued interest of $1,165 was eliminated. Refer to Note 4 for further details on the sale of Arizona.

Interest expense associated with related party debt payable for the three months ended March 31, 2023, and 2022, was $28 and $391, respectively.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

12. SHARE CAPITAL

The following activity occurred during the three months ended March 31, 2022:

•	5 Equity Shares were repurchased and cancelled, and 77 Equity Shares were repurchased and held as a result of the Company’s stock repurchase program.
•	In relation to the exercise of 544 RSUs, 292 Equity Shares were issued due to net settlement.

o	Through the three months ended March 31, 2022, 20 shares were forfeited.

•	33 Equity Shares were issued in connection with options exercised.
•	1,029 Equity Shares were issued in connection with the earn-out provision related to the acquisition of PA Naturals.
•	329 Exchangeable Shares were issued in connection with the Q1 2022 Acquisition.
•	50 Equity Shares were issued to a related party, refer to Note 10.

The following activity occurred during the three months ended March 31, 2023:

•	In relation to the vesting of 56 RSUs, 41 Equity Shares were issued due to net settlement.

o	55 shares were forfeited during the period.

•	1 Exchangeable Share was exchanged for 1 Equity Share related to the Q1 2022 acquisition of Levia.
•	353 Exchangeable Shares were exchanged for 353 Equity Shares related to the Q2 2022 acquisition of Herbal Remedies.
•	10 Exchangeable Shares were converted into Equity Shares as of March 31, 2023.

Warrants

The average remaining life of Warrants is 1.1 years in 2023 (2022: 2.2 years) with an aggregate intrinsic value of $nil in 2023 (2022: $12,438). The Warrants have an exercise price of $9.07US. The number of Warrants outstanding as of March 31, 2023, and 2022, is:

Number of warrants outstanding	Number	Weighted Average Fair Value
Balance as of January 1, 2022	2,874	$1,786
No activity	-	-
Balance as of December 31, 2022	2,874	1,786
No activity	-	-
Balance as of March 31, 2023	2,874	$1,786

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

13. DERIVATIVE LIABILITIES

Purchase Consideration and Contingent Consideration

The earn-out provision related to the acquisition of Sira Naturals Inc. (“Sira”) is measured at fair value by taking a probability weighted average of possible outcomes, as estimated by management, and discounting the payment to a present value. As of March 31, 2023 and December 31, 2022, the fair value was $23,840 and $26,652, respectively.

The earn-out provisions related to the acquisitions of GSD NJ, LLC (“GSD”) and Cultivauna, LLC (“Cultivauna”) are measured at fair value based on unobservable inputs and are considered a Level 3 measurement. The provision uses a Monte-Carlo simulation to estimate the fair value through the end of the earn-out period based on the Company’s share price at the acquisition date and other inputs based on other observable market data. Refer to Note 16 for assumptions used.

As of March 31, 2023, the fair value of the GSD, and Cultivauna earn-out provisions were $38,654, and $nil, respectively. As of December 31, 2022, the fair value of the GSD and Cultivauna earn-out provisions were $63,429 and $9, respectively.

The fair value adjustment relating to derivative liabilities has been included in the statements of operations under “Fair value gain on financial liabilities” as detailed below:

	Three Months Ended
	March 31, 2023	March 31, 2022
Gain from FV adjustment on contingent consideration	$27,597	$26,893
Gain from settlement of contingent consideration	-	3,186
Total	$27,597	$30,079

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

14. STOCK-BASED COMPENSATION

The Company has adopted an equity incentive plan, as amended on May 2, 2021 (“The Plan”), which allows the Company to compensate qualifying Plan participants through stock-based arrangements and provide them with opportunities for stock ownership in the Company, thereby seeking to align the interests of such persons with the Company’s shareholders. Under the Plan, the Company may grant stock options, RSUs, performance compensation awards, and unrestricted stock bonuses or purchases. The maximum number of Equity Shares that may be issued under the Plan and any other security-based compensation agreements shall not exceed 12% of the total number of fully diluted shares issued and outstanding from time to time.

In addition, the Company established a restricted stock plan (the “AcquisitionCo Plan”) to facilitate the granting of restricted Exchangeable Shares. Any shares issued under the AcquisitionCo Plan will reduce the number of Equity Shares that may be awarded under the Plan on a one-for-one basis.

The stock-based compensation expense is based on either the Company’s share price for service-based conditions or the Company’s share price fair value on the date of the grant. The RSUs vest over a one to four-year period, based on service, market, and/or performance conditions. During the three months ended March 31, 2023, there were 650 of both market and performance based RSUs outstanding, totaling 1,300. During the three months ended March 31, 2023, and 2022, the Company recognized stock-based compensation relating to the granting of RSUs in the current and prior periods, except for the market and performance based RSUs as they did not meet the probable threshold. Any cumulative adjustment prior to vesting is recognized in the current period with no adjustment to prior periods for expense previously recognized. During the three months ended March 31, 2023, and 2022, there were 55 and 20 forfeitures of nonvested RSUs, respectively.

During the three months ended March 31, 2023, 56 Equity Shares vested, of which 41 were issued due to net settlement. During the three months ended March 31, 2023, the result of the net settlement was 15 Equity Shares were withheld with a total value of $10. As of March 31, 2023, the average remaining life of unvested RSUs is one year and nine months with an expected expense over the next 12 months of $12,738 with an aggregate intrinsic value of $13,157 using the stock price as of March 31, 2023.

	Number of Shares	Weighted Average Grant Date Fair Value
RSUs outstanding and nonvested, as of January 1, 2022	8,100	$18.83
Granted	741	6.45
Vested	(2,135)	18.58
Forfeited	(78)	15.90
RSUs outstanding and nonvested, as of December 31, 2022	6,628	$17.56
Granted	-	-
Vested	(56)	12.86
Forfeited	(55)	11.05
RSUs outstanding and nonvested, as of March 31, 2023[1]	6,517	$17.66

1 Includes Ayr granted but unvested service based RSUs (PSUs) totalling 1,300

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

14. STOCK-BASED COMPENSATION (Continued)

Options

Other than as described below, no options have been granted during either of the three months ended March 31, 2023, and 2022.

As part of the Liberty acquisition, the Company issued replacement options to certain employees of Liberty who became employees of the Company which were fully vested as of the date of acquisition. The range of exercise price is between $8.47 and $23.66. As of March 31, 2023 and 2022, the weighted average remaining life of the options is under seven months and one year, respectively, with an aggregate intrinsic value of $nil and $313, respectively.

	Number of Options	Weighted Average Fair Value
Balance as of January 1, 2022	198	$17.93
Options exercised	(33)	17.93
Balance as of December 31, 2022	165	$17.93
Options exercised	(6)	17.93
Balance as of March 31, 2023	159	17.93

15. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state governmental regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits and/or licenses that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance, in all material respects, with applicable local and state governmental regulations as of March 31, 2023, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2023, there were no material pending or threatened lawsuits that could be reasonably expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company's directors, officers or affiliates are an adverse party or have a material interest adverse to the Company's interest.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

16. FINANCIAL RISK FACTORS

(a)	Fair value

Fair value is the price that would be received to sell/acquire an asset or paid to transfer/assume a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a nonfinancial asset takes into account a market participant’s ability to generate economic benefits from the asset’s highest and best use or by selling it to another market participant that would utilize the asset in its highest and best use.

The Company uses valuation techniques that are considered to be appropriate in the circumstances and for which there is sufficient data with unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There were no transfers between levels in the hierarchy during the three months ended March 31, 2023, and 2022. For financial assets and liabilities not measured at fair value, their carrying value is considered to approximate fair value due to their market terms.

The carrying values of cash, deposits, accounts receivable, trade payables, accrued liabilities, accrued interest payable, and purchase consideration payable approximate their fair values because of the short-term nature of these financial instruments. Long-term debt is recorded at amortized cost.

The following table summarizes the fair value hierarchy for the Company’s financial assets and liabilities that are re-measured at their fair values periodically:

		March 31, 2023	December 31, 2022
Financial liabilities
Contingent consideration	Level 3	$62,493	$90,090

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

16. FINANCIAL RISK FACTORS (Continued)

The following table summarizes the range of inputs used at the initial and subsequent measurement dates to value the contingent consideration for the three months ended March 31, 2023 in the table above:

Equity Volatility	55.65 - 85.05%
Revenue Volatility	3.99 - 23.96%
Risk-free Rate	1.62 - 4.67%
Revenue Risk Premium	5.58 - 9.61%
Credit Risk Rate	10.50 - 19.10%
Discount Rate	8.40 - 15.00%

(b) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and long-term debts. Cash and deposits bear interest at market rates. The Company’s debts are predominantly at fixed rates of interest. The Company does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

17. TAXATION

As the Company operates in the legal cannabis industry, the Company is subject to the limits of Section 280E for U.S. federal income tax purposes as well as state income tax purposes for all states except for Arizona and Massachusetts. Under Section 280E, the Company is generally only allowed to deduct expenses directly related to cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss recognized for financial reporting purposes. The effective tax rate differs from the statutory rate primarily due to the impact of §280E.

The Company is treated as a U.S. corporation for the U.S. federal income tax purposes under Section 7874 of the Internal Revenue Code, as amended (“Section 7874”) and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”) for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States. The Company is also subject to state income taxation in Massachusetts, Pennsylvania, Florida, Arizona (see Note 4), Illinois, and New Jersey. Income Tax is accounted for in accordance with ASC 740, Income Taxes. The following table summarizes the Company’s income tax expense and effective tax rates from continuing operations for the three months ended March 31, 2023 and 2022.

	Three Months Ended
	March 31, 2023	March 31, 2022
Income (loss) from continuing operations before income taxes and noncontrolling interests	$(1,205)	$2,770
Provision for income taxes from continuing operations	(11,178)	(9,962)
Effective tax rate	928%	-360%

Refer to Note 4 for income taxes related to discontinued operations.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in United States Dollars, in thousands, except where stated otherwise)

17. TAXATION (Continued)

The Company’s quarterly tax provision is calculated under the discrete method which treats the interim period as if it were the annual period and determines the income tax expense or benefit on that basis. The discrete method is applied when application of the estimated annual effective tax rate is impractical because it is not possible to reliably estimate the annual effective tax rate. The Company believes, at this time, the use of this discrete method is more appropriate than the annual effective tax rate method due to the high degree of uncertainty in estimating annual pre-tax income due to the early growth stage of the business.

18. SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events through the date the interim financial statements were issued.

Subsequent to March 31, 2023, the Company closed the acquisition of Tahoe Hydroponics Company, LLC (“Tahoe Hydro”). With this closing, the Company has assumed 100% of the membership interest of Tahoe Hydro. At close the Company paid $1,500 in cash consideration and issued 233 exchangeable shares valued at $6,800. The Company is evaluating the purchase price allocation as required by ASC 805, Business Combinations.

On May 11, 2023, the Company reached an agreement to amend the terms of contingent consideration under the membership interest purchase agreements of GSD and Sira. The amendment for GSD settles the contingent consideration with total proceeds of $37,213, consisting of $10,000 in cash, promissory notes in an aggregate principal amount of $14,000, $10,213 in deferred cash, and $3,000 of Equity Shares. The $14,000 promissory notes are due December 2026 with monthly interest-only payments of 13.5% until May 2024 (with 1% monthly amortization thereafter). The number of Equity Shares was calculated based on a market price equal to US$0.79 which represents 3,797 Equity Shares. The amendment for Sira represents a two-year deferral of the $27,500 of proceeds payable from the original May 2024 payment date, with an annual interest rate of 6.0% and 10% annual amortization payments. In addition, the Company has executed amendments to promissory notes issued to the GSD seller representative and certain of its affiliates to extend the maturity dates of notes with outstanding principal amount of $27,650 in the aggregate for two years, conditioned upon, among other things, holders of at least 75% of the senior secured notes agreeing to extend the maturity date of such notes by at least two years. The Company is evaluating the impact of the amended terms.